Dreyfus Premier Value Equity Funds
200 Park Avenue
New York, New York 10166

March 8, 2006

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: John C. Grzeskiewicz, Esq.

Re:	Dreyfus Premier Value Equity Funds Request for Withdrawal of Post-Effective Amendment No. 31 to Registration Statement on Form N-1A (File Nos. 33-06013; 811-04688)

Ladies and Gentlemen:

On December 22, 2005, Dreyfus Premier Value Equity Funds (the "Fund") filed Post-Effective Amendment No. 31 to the Fund’s Registration Statement on Form N-1A (the "Amendment") pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the "Securities Act"). The Amendment was filed to add a new series of the Fund, Dreyfus Premier Large Company Value Fund (the "New Series"). The Fund has determined not to proceed with the New Series. Accordingly, pursuant to Rule 477 under the Securities Act, the Fund hereby requests the withdrawal of the Amendment.

Sincerely,

DREYFUS PREMIER VALUE EQUITY FUNDS

By: /s/ Michael A. Rosenberg
      Name: Michael A. Rosenberg
      Title: Secretary